U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-170393

         Form 10-K           Form 20-F          Form 11-K      X   Form 10-Q          Form 10-D          Form N-SAR

         Form N-CSR

For period ended: April 30, 2012

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I B  REGISTRANT INFORMATION

EXCLUSIVE BUILDING SERVICES, INC.
Full Name of Registrant:

5137 E. Armor St.
Address of Principal Executive Office

Cave Creek, AZ 85331
City, State and Zip Code

PART II B  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

   X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III B  NARRATIVE

The Company is unable to file its quarterly report on Form 10-Q for the period ended April 30, 2012 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

PART IV B OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Toby McBride	602	326-8290
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

    X   Yes           No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          Yes     X   No

Exclusive Building Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 14, 2012

By: /s/ Toby McBride

       Name: Toby McBride

       Title: CEO

2